Exhibit 11(b)
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference, into the Prospectuses and Statement of Additional Information constituting part of Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Fidelity Institutional Cash Portfolios: Treasury, Government, Domestic and Money Market, of our report dated May 2, 1997 on the financial statements and financial highlights included in the March 31, 1997 Annual Report to Shareholders of Treasury, Government, Domestic and Money Market.
We further consent to the references to our Firm under the headings "Financial Highlights" in the Prospectuses and "Treasury's, Government's, Domestic's and Money Market's Auditors" in the Statement of Additional Information.
/s/PRICE WATERHOUSE LLP
    PRICE WATERHOUSE LLP
Dallas, Texas
May 23, 1997